UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FABRINET

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G3323L 10 0

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON: I.R.S. Identification Number of Above Person (entities only): Asia Pacific Growth Fund III, L.P. 90-0421097
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,157,063 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER(1) 9,157,063 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,157,063 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.5%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Based on 34,496,237 Ordinary Shares outstanding as of October 26, 2012, as reported in the Company’s Form 10-Q for the quarterly period ended September 28, 2012.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON: I.R.S. Identification Number of Above Person (entities only): Asia Pacific Associates III, Ltd. None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,157,063 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,157,063 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,157,063 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.5%(1)
12	TYPE OF REPORTING PERSON CO

(1)	Based on 34,496,237 Ordinary Shares outstanding as of October 26, 2012, as reported in the Company’s Form 10-Q for the quarterly period ended September 28, 2012.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. Identification Number of Above Person (entities only): H&Q Asia Pacific, Ltd. 98-0446509
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd., except that Dr. Hsu may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER 9,157,063, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
	7	SOLE DISPOSITIVE POWER 36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd., except that Dr. Hsu may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER 9,157,063, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,193,564 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.7%(1)
12	TYPE OF REPORTING PERSON CO

(1)	Based on 34,496,237 Ordinary Shares outstanding as of October 26, 2012, as reported in the Company’s Form 10-Q for the quarterly period ended September 28, 2012.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON: I.R.S. Identification Number of Above Person (entities only): Dr. Ta-Lin Hsu Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd.
	6	SHARED VOTING POWER 9,157,063 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
	7	SOLE DISPOSITIVE POWER 36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd.
	8	SHARED DISPOSITIVE POWER 9,157,063 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,193,564 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.7%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 34,496,237 Ordinary Shares outstanding as of October 26, 2012, as reported in the Company’s Form 10-Q for the quarterly period ended September 28, 2012.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.

	(a)	Name of Issuer:

Fabrinet

	(b)	Address of Issuer’s Principal Executive Offices:

Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands

Item 2.

	(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons:

(i) Asia Pacific Growth Fund III, L.P. (“APGF III LP”) with respect to the Ordinary Shares directly owned by APGF III LP;

(ii) Asia Pacific Associates III, Ltd. (“APA III Ltd.”), which serves as the general partner of APGF III LP, with respect to Ordinary Shares directly owned by APGF III LP;

(iii) H&Q Asia Pacific, Ltd. (“H&Q Ltd.”), the sole shareholder of APA III Ltd., with respect to the Ordinary Shares directly owned by APGF III LP, and with respect to the Ordinary Shares directly owned by H&Q Ltd.; and

(iv) Dr. Ta-Lin Hsu (“Dr. Hsu”), who serves as Chairman of H&Q Ltd. with respect to the Ordinary Shares directly owned by H&Q Ltd.. with respect to the Ordinary Shares directly owned by APGF III LP, and with respect to the Ordinary Shares of which he is the owner of record.

	(b)	Address of Principal Business Office or, if None, Residence:

Principal business office for each of the reporting persons:

c/o H&Q Asia Pacific, Suite 2018 Hutchison House, 10 Harcourt Road, Central, Hong Kong

	(c)	Citizenship:

APGF III LP is a Cayman Islands exempted limited partnership

APA III Ltd. is a Cayman Islands exempted company

H&Q Ltd. is a British Virgin Islands international business company

Dr. Hsu is a U.S. citizen

	(d)	Title of Class of Securities:

Ordinary Shares, $0.01 par value

	(e)	CUSIP Number:

G3323L 10 0

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership.

(a)

Amount beneficially owned:

APGF III LP may be deemed to beneficially own 9,157,063 Ordinary Shares. APA III Ltd. may be deemed to beneficially own 9,157,063 Ordinary Shares as a result of its voting and dispositive power over the 9,157,063 Shares held by APGF III LP.

H&Q Ltd. and Dr. Hsu each may be deemed to beneficially own 9,193,564 Ordinary Shares, including 36,501 Ordinary Shares directly owned by H&Q Ltd. and 9,157,063 directly owned by APGF III LP, by virtue of the relationships described in Item 2.

(b)

Percent of class:

Based on calculations made in accordance with Rule 13d-3(d), and there being 34,496,237 Ordinary Shares outstanding as of October 26, 2012, as reported in the Company’s Form 10-Q for the quarterly period ended September 28, 2012: (i) APGF III LP may be deemed to beneficially own approximately 26.5% of the outstanding Ordinary Shares; (ii) APA III Ltd. may be deemed to beneficially own approximately 26.5% of the outstanding Ordinary Shares; (iii) H&Q Ltd. may be deemed to beneficially own approximately 26.7% of the outstanding Ordinary Shares; and (iv) Dr . Hsu may be deemed to beneficially own approximately 26.7% of the outstanding Ordinary Shares.

(c) Number of shares as to which the person has:

APGF III LP and APA III Ltd.:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

9,157,063

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

9,157,063

H&Q Ltd. and Dr. Hsu:

(i) Sole power to vote or direct the vote:

9,193,564

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

9,193,564

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Asia Pacific Growth Fund III, L.P. is a private investment partnership, the general partner of which is Asia Pacific Associates III, Ltd. As the general partner of Asia Pacific Growth Fund III, L.P., Asia Pacific Associates III, Ltd. has the power to vote and dispose of the securities owned by Asia Pacific Growth Fund III, L.P. and, accordingly, may be deemed the “beneficial owner” of such securities.

The limited partners and the general partner of Asia Pacific Growth Fund III, L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Asia Pacific Growth Fund III, L.P. in accordance with their ownership interests in Asia Pacific Growth Fund III, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2013	Asia Pacific Growth Fund III, L.P.
	By:	Asia Pacific Associates III, Ltd.

	By:	/s/ Ta-Lin Hsu, Director

Asia Pacific Associates III, Ltd.

	By:	/s/ Ta-Lin Hsu, Director

H&Q Asia Pacific, Ltd.

	By:	/s/ Ta-Lin Hsu, Director

Ta-Lin Hsu

/s/ Ta-Lin Hsu

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of February 14, 2011, among the Reporting Persons. Filed on February 14, 2011.